For the fiscal year ended October 31, 2006
File number 811-03981
Prudential World Fund, Inc.
	Jennison Global Growth Fund




SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Jennison Global Growth Fund was held on
 December 11, 2006. At the meeting, the shareholders of the Fund approved the following proposal.

1. To approve a Plan of Reorganization whereby all of the assets and liabilities of Jennison Global Growth Fund, will be transferred to, and assumed by, Dryden International Equity Fund, in exchange for shares of Dryuden International Equity Fund, and the cancellation of all of the shares of Jennison Global Growth Fund.

	Votes For	                Votes Against		Abstain

9,464,640.08		     474,366.30			683,864.72